Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp IX (File No. 001-42041)

On January 8, 2026, Plus Automation, Inc. issued the below press release announcing its latest key performance metrics.

PlusAI on Track to Launch Factory-Built Commercial Autonomous Trucks Next Year

Safety Case Readiness, Remote Assistance Free Trips, and Autonomous Miles Percentage Metrics Advance Rapidly

Santa Clara, Calif. – January 8, 2026 – PlusAI, a leader in AI software for autonomous trucks, today provided an update on its commercial readiness metrics, demonstrating continued momentum across safety validation and operational efficiency. Since first sharing its key performance indicators in July 2025, PlusAI has advanced its virtual driver SuperDriveTM across safety validation and operational efficiency. Through the second half of 2025, PlusAI’s Safety Case Readiness (SCR) has reached 90.1%, Autonomous Miles Percentage (AMP) is at 99.2%, and Remote Assistance Free Trips (RAFT) increased to 79.0%, up from 86.1%, 98.6%, and 76.2%, respectively, in the first half of 2025. This progress comes as PlusAI works towards its targeted commercial launch in 2027. The company is also planning to become publicly listed via a business combination with Churchill Capital Corp IX (Nasdaq: CCIX).

“Our performance on the Safety Case Readiness and Remote Assistance Free Trips metrics demonstrate that SuperDrive™ is advancing toward commercial readiness,” said David Liu, CEO and Co-Founder of PlusAI. “Safety and system maturity as well as operational efficiency are foundational requirements for deploying factory-built autonomous trucks at scale. We continue to make consistent, measurable progress on both as we get closer to our planned 2027 commercial launch.”

These results represent gains of approximately 20 percentage points in Safety Case Readiness, 19 percentage points in Remote Assistance Free Trips, and 4 percentage points in Autonomous Miles Percentage over two years, reflecting steady progress toward PlusAI’s commercial launch targets of 100% Safety Case Readiness and greater than 90% Remote Assistance Free Trips.

Safety Case Readiness and greater than 90% Remote Assistance Free Trips.

PlusAI’s proprietary driving intelligence platform, SuperDriveTM, is built on an AI-native Reasoning–Reflex autonomy stack with rule-based guardrails and redundancy, trained on over six million real-world miles, and augmented by simulation and synthetic data to accelerate edge-case learning.

PlusAI’s OEM partners, TRATON GROUP’s Scania, MAN, and International brands, IVECO, and Hyundai, plan to integrate SuperDriveTM into their vehicle platforms at the factory-level. These partnerships are critical for large scale commercial deployment of autonomous trucks given the safety, reliability, and long-standing fleet relationships. PlusAI plans to launch its first factory-built autonomous trucks in the Texas Triangle, followed by expansion into additional freight corridors in the U.S. and Europe. In preparation, PlusAI is currently conducting a commercial pilot with a Top Ten Largest Carriers in the U.S. in Texas, as well as public road testing in Sweden.

The PlusAI Safety Case Readiness (SCR) metric tracks the maturity and completeness of the Safety Case Framework (SCF) that underpins the safe operation of SuperDriveTM. The SCF is built as a structured hierarchy of safety claims and supporting evidence across five core pillars, covering system architecture, development and operational processes, performance validation, and ongoing maintenance. It provides a disciplined, scalable foundation for commercial autonomous deployment.

PlusAI’s Remote Assistance-Free Trips (RAFT) metric measures the share of autonomous trips completed end-to-end without intervention from a remote operator or onboard safety driver on a defined commercial route. A trip qualifies as RAFT-compliant when SuperDriveTM maintains full control from departure through arrival with no human input. While remote assistance remains available as a safety backstop, RAFT is a key indicator of operational autonomy, system maturity, and readiness to scale economically at commercial volumes.

PlusAI’s Autonomous Miles Percentage (AMP) metric reflects SuperDriveTM’s ability to sustain autonomous operation across varying conditions along a commercial corridor. AMP is a route-specific measure that quantifies the extent and reliability of SuperDriveTM in real-world operations. It complements PlusAI’s RAFT metric by providing a continuous measure of autonomous engagement across distance traveled and supports readiness assessments, regulatory engagement, and system maturity evaluation.

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About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, Bosch, and DSV are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (Nasdaq: CCIX). For more information, visit www.plus.ai or follow PlusAI on LinkedIn and YouTube.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill IX for their consideration. Churchill IX has filed a registration statement on Form S-4 with the SEC, which includes and will include a preliminary proxy statement/prospectus and definitive proxy statement/prospectus, respectively, to be distributed to Churchill IX’s shareholders in connection with Churchill IX’s solicitation of proxies for the vote by Churchill IX’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to PlusAI stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to PlusAI stockholders and Churchill IX shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill IX shareholders, PlusAI stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill IX in connection with the proposed transaction, as these documents will contain important information about Churchill IX, PlusAI and the proposed transaction. Shareholders may obtain a copy of the preliminary proxy statement/prospectus, and the definitive proxy statement statement/prospectus once available, as well as other documents filed by Churchill IX with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: expectations regarding the completion of the business combination between PlusAI and Churchill IX; estimates of customer adoption rates and usage patterns; projections regarding the value and capabilities of autonomous driving solutions; projections of development and commercialization timelines; expectations regarding PlusAI’s ability to execute its business model; expectations regarding safety and system maturity of SuperDrive; PlusAI’s deployment of virtual driver software; PlusAI’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; future ventures or investments in companies, products, services, or technologies; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for PlusAI to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of PlusAI and Churchill IX.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that PlusAI is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; PlusAI’s historical net losses and limited operating history; PlusAI’s expectations regarding future financial performance, capital requirements and unit economics; PlusAI’s use and reporting of business and operational metrics; PlusAI’s competitive landscape; PlusAI’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of PlusAI’s business plans and the potential need for additional future financing; PlusAI’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; PlusAI’s reliance on strategic partners and other third parties; PlusAI’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against PlusAI or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PlusAI, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of PlusAI’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While PlusAI and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of our founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of our founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill IX, PlusAI and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill IX’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill IX’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Churchill IX with the SEC. You can find more information about Churchill IX’s directors and executive officers in Churchill IX’s final prospectus related to its initial public offering filed with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K filed by Churchill IX with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Investors Contact

Derrick Nueman

ir@plus.ai

Media Contact

Lauren Kwan

pr@plus.ai